PAYSIGN, INC.

1700 W. Horizon Ridge Parkway, Suite 200

Henderson, Nevada 89012

May 7, 2019

Mitchell Austin

Jan Woo

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	Paysign, Inc., f/k/a 3PEA International, Inc. (the "Company")
Form S-3 Filed March 29, 2019, File No. 333-230640

Dear Mr. Austin and Ms. Woo:

I am writing on behalf of the Company regarding its Registration Statement on Form S-3, File No. 333-230640, filed with the Securities & Exchange Commission ("Commission") on March 29, 2019, and amended on April 26, 2019. As I understand the Commission has no further comments to the Registration Statement, I hereby request that the SEC accelerate the effective date of the Registration Statement to Friday, May 10, 2019, at 4:00 p.m., or the earliest possible date thereafter. In that regard, the Company hereby acknowledges as follows:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in this matter, and do not hesitate to contact me in the event you have any questions. Also, you may contact our attorney, Robert J. Mottern, at 404-607-6933, should you have any questions. Thank you for your time and attention to this matter.

Very truly yours,

PAYSIGN, INC.

/s/ Mark Newcomer

Mark Newcomer, Chief Executive Officer

cc:	Robert J. Mottern (via email only)
Mark Attinger (via email only)
Robert Strobo (via email only)